Exhibit 99.1

SilverCrest Reports Q3, 2012 Financial Results
Cash Flow From Operations Increases 103% Over Q3, 2011

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, BC - November 14, 2012 – SilverCrest Mines Inc. (the “Company”) is pleased to announce its financial results for the third quarter ended September 30, 2012 (all figures in U.S. dollars unless otherwise specified).

HIGHLIGHTS OF Q3, 2012 (Compared to Q3, 2011):

•	Cash flow from operations (1) increased 103% to $10.2 million.
•	Cash operating cost per silver equivalent ounce sold (2) increased 5% to $7.60.
•	Revenues reported per IFRS (3) rose 11% to $16.7 million on sales of 152,088 silver ounces (up 57%) and 7,923 gold ounces (up 4%).
•	Comprehensive earnings amounted to $2.2 million ($0.03 per share), compared to $0.01 million ($0.00 per share).
•	Working capital increased 22% from $21.4 million to $26.1 million.
•	Cash and cash equivalents were $37.9 million (at September 30, 2012).

J. Scott Drever, President stated; “We had another strong quarter with 558,185 silver equivalent ounces sold (2), for reported revenues of $16.7 million. The average cash operating cost was $7.60 per silver equivalent ounce, which is below our budget of $8.20. Our Santa Elena low cost, open pit heap leach mine operations continue to perform well, and generated cash flows of $10.2 million which will contribute to the financing of the Santa Elena Expansion plan and the development of our major polymetallic La Joya Project. Record silver production in the third quarter has enabled us to increase annual silver production guidance from 435,000 ounces to 535,000 ounces. We are on track to meet our annual production guidance of 33,500 gold ounces."

Financial and Operating Highlights:	Q3 2012	Q3 2011
Cash flow from operations (1)	$10,224,354	$5,034,988
Cash flow from operations (1) per share	$0.11	$0.06
Cash operating cost per silver equivalent ounce sold (2)	$7.60	$7.27
Revenues (3)
Silver revenue	$4,811,342	$3,618,235
Gold revenue – cash basis	$10,658,039	$6,183,505
	$15,469,381	$9,801,740
Gold revenue – non cash
- adjustment to market spot price	$630,666	$4,681,312
- amortization of deferred revenue	$594,705	$572,462
Revenues reported	$16,694,752	$15,055,514
Cost of sales	$(4,239,773)	$(3,652,887)
Depletion, depreciation and accretion	$(1,466,356)	$(1,116,431)
Mine operating earnings	$10,988,623	$10,286,196
Loss on derivative instruments	$(5,126,321)	$(6,501,599)
Other net expenses	$(1,436,986)	$(1,564,073)
Tax expense	$(3,162,000)	-
Exchange gain (loss) on translation to US Dollars	$949,838	$(2,138,668)
Comprehensive earnings	$2,213,154	$81,856
Weighted average number of common shares outstanding	89,737,466	85,931,326
Comprehensive earnings per share – basic	$0.03	$0.00
Silver ounces sold	152,088	96,631
Gold ounces sold	7,923	7,627
Silver equivalent ounces sold (2)	558,185	502,402
Ag : Au Ratio (2)	51.2:1	53.2:1

(1) Cash flow from operations before changes in working capital items and income taxes.
(2) This is a Non-IFRS performance measure. Silver equivalent ounces consist of the number of ounces of silver production plus the number of ounces of gold production multiplied by the ratio of the spot gold price to the spot silver price at the quarter end dates.
(3) Per “IFRS 18 – Revenue”, revenue should be recorded at its fair value, which for gold and silver is the market spot price on the date revenue is recognized.

Comparison of Q3, 2012, to Q3, 2011

Comprehensive earnings were $2,213,154 ($0.03 per share basic) compared with $81,856 ($0.00 per share basic) for the same period in 2011. The increase in comprehensive earnings was largely driven by greater volumes of silver sales and an exchange gain on translation to US Dollars and partially offset by a negative marked-to-market derivative impact and recognizing income and deferred tax expense.

In the third quarter 2012, silver and gold revenues totalled $16,694,752 (2011 – $15,055,514), an 11% increase compared with the same quarter in 2011. Silver and gold revenues on a cash basis increased by 58% to $15,469,381 (2011 - $9,801,740). Gold revenues include non-cash amounts of $630,666 (2011 – $4,681,312) from adjustments to gold spot market prices related to hedge facility deliveries and $594,705 (2011 - $572,462) related to amortization of deferred revenues associated with the Sandstorm Agreement.

Silver sales were a quarterly record of 152,088 ounces (2011 – 96,631), or 57% higher than the same quarter in 2011. The average realized price received was $32 (2011 - $37). All silver production is unencumbered by hedging arrangements and sold at spot prices.

Gold sales were 7,923 ounces (2011 – 7,627) or 4% above the same quarter in 2011. The Company sold 5,422 gold ounces (2011 – Nil) at market spot realized prices of $1,707 (2011 - $Nil) per ounce. Gold delivered into the Hedging Facility was 916 ounces (2011 – 6,102) at an average realized price of $925 (2011 – $926). The non cash amount reported of $630,666 (2011 - $4,681,312) represents the difference between the market spot price at the date of delivery for gold (at an average realized price of $1,613 (2011 - $1,693) per ounce) and the hedge price of $926.50 per ounce settled. This non-cash revenue reported is required by IFRS accounting policies.  Gold delivered to Sandstorm was 1,585 ounces (2011 – 1,525) at an average realized gold price of $725 (2011 - $725) for which the Company recorded revenues of $1,149,337 (2011 - $1,106,351) consisting of $554,632 (2011 - $533,889) in cash received and $594,705 (2011 - $572,462) from amortization of deferred revenue.

Cost of sales amounted to $4,239,773 (2011 - $3,652,887). Cash cost per silver equivalent ounce sold amounted to $7.60, Au:Ag 51.2:1 (2011 - $7.27, Au:Ag 53.2:1). This is a NON-IFRS Performance Measure. The main drivers in the change of cash cost per silver equivalent ounce sold are increases/decreases to operating costs, changes in volumes of metals produced and fluctuations in the silver to gold ratio.

Under IFRS the Company’s derivative instruments are fair valued at the financial position date, with the resulting gain or losses included in the operating results for the period. The derivative gain (loss) relates to the incremental fair value of the MBL Hedging Facility, which represents the difference between the market spot price of gold at the quarter end and strike price of $926.50 per ounce. Loss on derivative instruments during the period amounted to $5,126,321 (2011 – $6,501,599) resulting from an 11% increase in the gold forward price at September 30, 2012, to $1,783 (2011 - $1,631) from $1,606 (2011 - $1,518) at June 30, 2012.

Exchange gain (loss) on translation to US Dollars amounted to $949,838 (2011 – ($2,138,668)) due to a significant strengthening of the Canadian dollar against the US dollar since June 30, 2012. The Company’s Canadian assets were translated at US$1.00 = CAD$1.0191 at June 30, 2012 and US$1.00 = CAD$0.9837 at September 30, 2012

Comparison of Q3, 2012, to Q2, 2012

Mine operating earnings were up 9% to $11 million, as a result of increases in realized prices. Comprehensive earnings however, were down 76% to $2.2 million ($0.03 per share), from $9.2 million ($0.10 per share) primarily from a non-cash loss on derivatives, an increase in current and deferred tax expense, which was partially offset by an exchange gain on translation to US Dollars.

Operating cash flows (1) were up 42% to $10.2 million ($0.11 per share), from $7.2 million ($0.08 per share) primarily due to better realized silver and gold prices and more gold ounces sold at market prices rather than delivering into the Hedging Facility. SilverCrest chose to deliver 916 ounces into the Hedging Facility during Q3 compared with 4,209 ounces in the previous quarter. The realized prices of silver and gold spot sales were up 10% and 4%, respectively.

The financial information in this news release should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2012 and associated MD&A which are available on the Company's website at www.silvercrestmines.com and under the Company's profile on SEDAR at www.sedar.com.

NON-IFRS PERFORMANCE MEASURES

The discussion of financial results in this press release includes reference to cash operating cost per silver equivalent ounce sold, which is a non-IFRS performance measure. The Company uses this measure to provide additional information regarding the Company's financial results and performance. Please refer to the Company's MD&A for the three and nine months ended September 30, 2012, for a reconciliation of this measure to reported IFRS results.

N. Eric Fier, CPG, P.Eng. and Chief Operating Officer for SilverCrest Mines Inc. and Qualified Person for this news release has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL; NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest's flagship property is the 100%-owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, Mexico. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine. A three year expansion plan is underway to double metals production at the Santa Elena Mine and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango State.

FORWARD-LOOKING STATEMENTS
This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“J. Scott Drever”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

J. Scott Drever, President SILVERCREST MINES INC.

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adequacy or accuracy of this release.

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